Exhibit 99.1

BiondVax Announces Public Offering of American Depositary Shares

NESS ZIONA, Israel, September 13, 2017 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced that it intends to offer for sale its American Depositary Shares ("ADS"), each representing forty (40) of its ordinary shares which are listed on the Tel Aviv Stock Exchange (at NIS 0.0000001 par value each).

All of the ADSs in the offering are being offered by BiondVax. The offering is subject to market conditions and there can be no assurance as to whether the offering may be completed, or as to the actual size or terms of the offering.

Joseph Gunnar & Co., LLC is acting as the sole book-running manager for the offering.

The ADSs described above will be issued pursuant to a registration statement on Form F-3 previously filed with and subsequently declared effective by the Securities and Exchange Commission (SEC) on December 15, 2016. The securities may be offered only by means of a prospectus and related prospectus supplement. A preliminary prospectus supplement and accompanying prospectus relating to the offering has been filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

Before buying any of BiondVax’s ADSs in the offering, investors should carefully read the preliminary prospectus supplement and the accompanying prospectus, together with the information incorporated by reference therein. These documents contain important information that investors should consider when making their investment decisions. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to these ADSs may be obtained by contacting Joseph Gunnar & Co., LLC, Prospectus Department, 30 Broad Street, 11th Floor, New York, NY 10004, telephone 212-440-9600, email: prospectus@jgunnar.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About BiondVax

BiondVax is a biopharmaceutical company developing M-001, a universal flu vaccine candidate. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

Contact Details

Joshua Phillipson

Business Development

+972 8 930 2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated  Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.